Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands except ratio)
(Unaudited)

Six Months Ended June 30, 2002
Earnings:
Income before income taxes	$73,185
Adjustments:
Net interest expense (1)	60,357
Amortization of capitalized interest	4,815
Portion of rental expense representative of interest	1,765
Undistributed loss of affiliate	17,391
Minority interest of majority owned subsidiaries	26,965

$184,478

Fixed Charges:
Net interest expense (1)	$60,357
Capitalized interest	2,294
Portion of rental expense representative of interest	1,765

$64,416

Ratio of earnings to fixed charges	2.9

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.